UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. )*
PHUNWARE, INC.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
Y8172W123
(CUSIP Number)
December 26, 2018
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[   ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[   ] Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 8 Pages

CUSIP No. Y8172W123	SCHEDULE 13G	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS
Khazanah Nasional Berhad

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Malaysia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
2,205,886

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
2,205,886

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,205,886

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.29% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Based on approximately 30,249,998 Shares (as defined herein) outstanding as of December 26, 2018, according to information provided by Issuer counsel.

CUSIP No. Y8172W123	SCHEDULE 13G	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS
Mount Raya Investments Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Malaysia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
2,205,886

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
2,205,886

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,205,886

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.29% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Based on approximately 30,249,998 Shares (as defined herein) outstanding as of December 26, 2018, according to information provided by Issuer counsel.

SCHEDULE 13G	Page 4 of 8 Pages

Item 1(a).	Name of Issuer:

Phunware, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

7800 Shoal Creek Boulevard, Suite 230-S Austin, TX 78757

Item 2(a).	Name of Person Filing

(1) Khazanah Nasional Berhad (“Khazanah”)

(2) Mount Raya Investments Limited (“Mount Raya”)

Item 2(b).	Address of Principal Business Office or, if None, Residence:

(1) Khazanah Nasional Berhad Level 33, Tower 2 Petronas Twin Towers Kuala Lumpur City Centre 50088 Kuala Lumpur Malaysia

(2) Mount Raya Investments Limited Brumby Centre, Lot 42 Jalan Muhibbah 87000 Labuan F.T. Malaysia

Item 2(c).	Citizenship:

(1) Malaysia

(2) Malaysia

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0001 per share (the “Shares”)

Item 2(e).	CUSIP Number:

Y8172W123

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a

Not applicable

Item 4.	Ownership:

The aggregate number of securities and percentage of the class of securities of the Issuer beneficially owned by the Reporting Person named in Item 2(a), as well as the number of securities as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, shared power to dispose or direct the disposition, is set forth in the following table:

SCHEDULE 13G	Page 5 of 8 Pages

			Voting Power		Dispositive Power
Reporting Person	No. of Securities Beneficially Owned	Percent of Class (3)	Sole (1), (2)	Shared (1), (2)	Sole (1), (2)	Shared (1), (2)

Khazanah Nasional Berhad	2,205,886	7.29%	0	2,205,886	0	2,205,886

Mount Raya Investments Limited	2,205,886	7.29%	0	2,205,886	0	2,205,886

(1)
Khazanah is an investment fund incorporated in Malaysia and has indirect voting power and indirect dispositive power with respect to the 2,205,886 Shares that are directly held by Mount Raya.  Mount Raya is a wholly owned subsidiary of Khazanah.

(2)	Khazanah and Mount Raya disclaim membership in a group

(3)	Based on approximately 30,249,998 Shares outstanding as of December 26, 2018, according to information provided by Issuer counsel.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Mount Raya is a wholly owned subsidiary of Khazanah.

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SCHEDULE 13G	Page 6 of 8 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KHAZANAH NASIONAL BERHAD

By:	/s/ Adi Saufi Mohamad Daud
Name: Adi Saufi Mohamad Daud
Title: Vice President

MOUNT RAYA INVESTMENTS LIMITED

By:	/s/ Adi Saufi Mohamad Daud
Name: Adi Saufi Mohamad Daud
Title: Director

January 3, 2019

SCHEDULE 13G	Page 7 of 8 Pages

EXHIBIT INDEX
Ex.		Page No.

A	Joint Filing Agreement	8

SCHEDULE 13G	Page 8 of 8 Pages

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Phunware, Inc. dated as of January 3, 2019 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

KHAZANAH NASIONAL BERHAD

By:	/s/ Adi Saufi Mohamad Daud
Name: Adi Saufi Mohamad Daud
Title: Vice President

MOUNT RAYA INVESTMENTS LIMITED

By:	/s/ Adi Saufi Mohamad Daud
Name: Adi Saufi Mohamad Daud
Title: Director

January 3, 2019